

SECU 07003912 SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 33312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: JMC Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9710 Scranton Rd. Ste. 100
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee M. Forrester 858-450-0055 Xt. 105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee M. Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMC Financial Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)


ROBERT E. JEFFORDS
Commission # 1409784
Notary Public - California
San Diego County
My Comm. Expires Apr 7, 2007

JMC FINANCIAL CORPORATION
TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
JMC Financial Corporation:

We have audited the accompanying statement of financial condition of JMC Financial Corporation (the "Company") as of December 31, 2006, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JMC Financial Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC rule 15c3-1, and statements of computation for determination of reserve requirements under SEC rule 15c3-3 and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 23, 2007

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

JMC FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	37,859
Accounts receivable		11,049
Due from affiliate		89,492
Total Assets	$	138,400
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	50
Income taxes payable		19,625
Total Liabilities		19,675
SHAREHOLDER'S EQUITY:		
Common stock, no par value, authorized 10,000 shares, 10,000 shares issued and outstanding		10,000
Retained earnings		108,725
Total Shareholder's Equity		118,725
Total Liabilities and Shareholder's Equity	$	138,400

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions and fees	$ 98,360
Total revenues	98,360
EXPENSES:	
Compensation and benefits	26,471
General and administrative	15,328
Occupancy, communications and systems	6,204
Total expenses	48,003
Income before income taxes	50,357
Income tax expense (Note 4)	(9,901)
Net income	$ 40,456

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2005	$ 10,000	$ 68,269	$ 78,269
Net income	-	40,456	40,456
Balance at December 31, 2006	$ 10,000	$ 108,725	$ 118,725

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	40,456
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Accounts receivable		368
Due from affiliate		(38,528)
Income taxes payable		6,400
Net cash provided by operating activities		8,696
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of marketable security		10,200
Net cash provided by investing activities		10,200
CASH FLOW FROM FINANCING ACTIVITIES		-
Net increase in cash and cash equivalents		18,896
Cash and cash equivalents at beginning of year		18,963
Cash and cash equivalents at end of year	$	37,859
Cash payments for income taxes	$	4,500

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

JMC Financial Corporation (the "Company") is a wholly owned subsidiary of James Mitchell & Co. (the "Parent" or "JMC"), which is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and principally sells and services variable annuities and mutual fund investments.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents – The Company maintains cash and cash equivalent deposits which from time to time can be in excess of Federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Revenue Recognition – Commission revenue from the sale of variable annuities and mutual funds is recorded on the trade date. Asset-based fees are determined based upon the average balance of assets serviced during the month.

Fair Value of Other Financial Instruments – The carrying amount of receivables and payables are reported in the statement of financial condition at cost which approximates fair value.

Due from Affiliate – From time to time, the Company may advance working capital to an affiliate of JMC. Such amounts are unsecured and are generally repaid from the operating cash flow of the affiliate.

Income Taxes – Income tax liabilities are recorded through charges to the statement of income for the estimated income taxes payable for the current period.

The Company participates in the filing of the consolidated Federal income tax return of DMC and records Federal income tax expense using a 15% income tax rate.

Use of Estimates – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

Recent Accounting Pronouncements – In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is not expected to have a material impact on the Company's financial statements.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the aggregate indebtedness method which requires that minimum net capital exceed 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The Company cannot reduce its net capital or pay cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater. A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

At December 31, 2006, the Company had net capital of $18,648, which exceeded the minimum net capital requirement of $5,000 by $13,648, and a percentage of aggregate indebtedness to net capital of 106%.

4. INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2006 follows:

Current:		
Federal	$	5,401
State		4,500
Deferred		-
	$	9,901

The Company participates in the filing of a consolidated Federal income tax return of DMC and records Federal tax expense using a 15% income tax rate.

5. DUE FROM AFFILIATE

From time to time, the Company may advance working capital to an affiliate of JMC. Such amounts are unsecured and are generally repaid from the operating cash flow of the affiliate.

6. RELATED PARTY TRANSACTIONS

JMC Financial Corporation receives substantially all of its executive, administrative, supervisory and support services from two full-time employees who are directly employed and compensated by JMC. Additionally, JMC provides certain equipment, telephone, office space and other ancillary services on behalf of the Company. Such expenses are provided to the Company by JMC in accordance with its expense sharing agreement with JMC and incurred $4,708 in expenses for such services.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

7. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

JMC FINANCIAL CORPORATION
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMMISSION
AT DECEMBER 31, 2006

NET CAPITAL:		
Total Shareholder's Equity		$ 118,725
Less Non-Allowable Assets:		
Accounts receivable	$ 10,585	
Due from affiliate	89,492	100,077
NET CAPITAL		18,648
Minimum Net Capital Requirement: 6 2/3% of Aggregate Indebtedness of $19,676 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 13,648
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Aggregate Indebtedness		$ 19,676
Percentage of Aggregate Indebtedness to Net Capital		106%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2006.

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2006

A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

JMC FINANCIAL CORPORATION

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2006

Information relating to possession or control requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker Claiming an Exemption from Rule 15c3-3

To the Board of Directors of
JMC Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of JMC Financial Corporation (JMC), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered JMC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of JMC's internal control. Accordingly, we do not express an opinion on the effectiveness of JMC's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by JMC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because JMC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by JMC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of JMC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which JMC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that JMC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 23, 2007

END